U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
000-22750
NOTIFICATION OF LATE FILING

☒ Form 10-K

For the Annual Period Ended December 31, 2012

Part I                      Registrant Information

Full Name of Registrant:                   Royale Energy, Inc.

Address of Principal Executive Office (Street and Number)

7676 Hazard Center Drive
Suite 1500
San Diego, CA 92108

Part II                     Rules 12b-25(b) and (c)

(a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)           The subject Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III                    Narrative

The Company’s annual report on Form 10-K for the year ended December 31, 2012, is due to be filed on April 1, 2013.  The Company’s management and audit committee need additional time to complete their review of the Company’s financial statements, in order to file an accurate annual report.  The Company expects that the Form 10-K will be filed on or prior to April 14, 2013.

Part IV                   Other Information

(1)           Name and telephone number of person to contact in regard to this information.

Lee Polson	(512) 499-3600

(2)           Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes	☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

Signatures

Royale Energy, Inc. has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royale Energy, Inc.

Date: March 29, 2013	/s/ Stephen M. Hosmer
Stephen M. Hosmer, Executive Vice President and Chief Financial Officer